PUBLIC

11015962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68237

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hub International Investment Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 E. Alamar Avenue
(No. and Street)

Santa Barbara (City) California (State) 93105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Scher (805) 682-2571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker (Address) Chicago (City) IL (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Denise Scher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hub International Investment Services Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

K. REYNOLDS
Commission # 1825841
Notary Public -- California
Santa Barbara County
My Comm. Expires Dec 6, 2012

Denise Scher
Signature

PRESIDENT
Title

K. Reynolds
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Auditors

To The Board of Directors and Shareholders of
Hub International Investment Services Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hub International Investment Services Inc. (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly owned subsidiary of Hub International Limited, and as disclosed in Note 5 to the statement of financial condition, has extensive transactions and relationships with Hub International Limited and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 17, 2011

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL,60606
T: (312)298 2000, F: (312) 298 2001, www.pwc.com/us

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	384,162
Property and equipment, net (note 3)		2,289
Prepaid expense		18,013
Intangible assets, net (note 6)		147,900
Total Assets	**$**	**552,364**
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable	$	17,072
Accrued liabilities to Hub California		68,137
Contingent consideration payable		121,044
Total Liabilities		**206,253**
Shareholder's Equity		
Common shares, no par value, 1,000 shares authorized, 100 issued and outstanding		-
Opening equity		25,000
Additional paid in capital		610,000
Accumulated deficit		(288,889)
Total Shareholder's Equity		346,111
Total Liabilities and Shareholder's Equity	**$**	**552,364**

The accompanying notes are an integral part of the Statement of Financial Condition.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Statement of Financial Condition

Note 1: Nature of Operations

Hub International Investment Services Inc., (the "Company") is a financial services organization that offers investment solutions for customers by conducting business as an accommodation broker-dealer. The Company refers employee benefit plan customers of Hub International Limited brokerage entities to a third-party broker-dealer to hold customer accounts and effect transactions in securities on behalf of such customers. The Company was incorporated in the state of Delaware in 2007, and obtained a license to conduct operations on January 8, 2010. The Company is a wholly owned subsidiary of Hub International Limited (the "Parent"), and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA and the Securities and Exchange Act of 1934 ("Act") Rule 15c3-3(k)(2)(i) promulgated pursuant to the Act, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. The Company is affiliated with a third party broker-dealer who in turn is responsible to open accounts and effect transactions for such customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 of the Act pertaining to the possession or control of customer assets and reserve requirements.

Note 2: Summary of Significant Accounting Policies

A. Use of estimates
The accompanying financial statement, and these notes, is prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Management believes that the estimates utilized in preparing the Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

B. Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance of these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are moved from the accounts and any gains or losses arising from such transactions are recognized.

C. Intangible assets, net
Intangible assets consist primarily of customer relationships and are amortized over a useful life, which is based on the estimated timeframe over which the customer relationship is expected to contribute to the Company's future cash flows.

In evaluating the carrying value of intangible assets, the Company must determine if an indicator of impairment exists by comparing the carrying value of the asset with the estimated fair value. If the carrying value of the intangible asset is greater than its fair value as of the impairment test date, the Company must record an impairment charge equal to the calculated excess.

D. Income Taxes

The Company and the Parent are both wholly owned subsidiaries of Hub International Parent Holdings, Inc. ("Holdings"). The Company and the Parent both file federal and state tax returns as members of the Holdings consolidated and unitary group. The Company and the Parent maintain a tax sharing agreement ("Agreement"). Federal and state income taxes are allocated to the Company by Parent on a separate entity basis in accordance with the Agreement. The Company accounts for its income taxes using Accounting Standards Codification ("ASC") 740, *Income Taxes*. This statement requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carry forwards. Therefore, the Company reduces the carrying amount of deferred income tax assets, including the expected future benefit of operating loss carry forwards by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized. Interest or penalties related to income tax deficiencies are reported as a component of income taxes.

E. Effect of Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") ASC has become the single source of authoritative nongovernmental GAAP, in addition to guidance issued by the Securities and Exchange Commission ("SEC"), superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF"), and related accounting literature. During 2010, existing accounting pronouncements and interpretations included in the ASC have been updated, and new pronouncements have become effective. The Company has reviewed and evaluated the financial statement implications of such updates and new pronouncements, and determined that adoption would not have a material impact on the Company's financial statements.

Note 3: Property and Equipment, Net

Property and equipment is stated at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated economic useful life of the related asset. The Company's property and equipment summarized by major classification is as follows:

Computer equipment (3 year useful life)	$	2,680
Less: accumulated depreciation		(391)
Property and equipment, net	$	2,289

During 2010, the Company disposed of certain broker-dealer software that was deemed unnecessary to manage operations, and recognized a loss. The loss recognized in connection with the disposal is not significant to the Company's financial position.

Note 4: Income Taxes

The components of the deferred tax assets are as follows:

Deferred Tax Assets	
Net Operating Loss Carry forward	$ 111,629
Book vs. Tax Basis Differences Fixed Assets	499
Book vs. Tax Basis Intangible Assets	5,542
Total Deferred Tax Assets before Valuation Allowance	117,670
Valuation Allowance	(117,670)
Net Deferred Tax Asset	$ 0

The Company has available at December 31, 2010, a Federal and State net operating loss carry-forward of $273,964 which expires in 2030. A 100 percent valuation allowance has been established against the net deferred tax asset as it is not more likely than not that such asset will be realized. In accordance with the relevant accounting guidance, the Company has determined that no reserve is required for uncertain tax positions.

Note 5: Related Party Transactions

The Company has affiliated with Hub International Insurance Services Inc. (the "Sister"), to administer day-to-day operations and provide services such as human resource, information technology, record-keeping and clerical. In addition, the Sister provides the Company 's office space. In return, the Company pays the Sister for operating expenses incurred and paid on its behalf in accordance with an established services agreement.

The Parent provides the Company capital funding as needed to satisfy its expenses with both the Sister and other vendors and to remain net capital compliant. For the year ended December 31, 2010, the Parent provided $610,000 in capital funding to the Company.

Note 6: Customer Relationship Intangible Assets

During 2010, the Company purchased a book of business for cash. The purchase price, including estimated contingent consideration that may become payable in the future, has been allocated to the estimated fair values of the customer relationship intangible assets.

The fair value of customer relationship intangible assets recorded during the year ended December 31, 2010 as a result of the book purchased was $170,000. See Note 7, "Commitments and Contingencies," for further discussion of the contingent consideration payable.

The Company utilizes an accelerated amortization methodology for customer relationship intangible assets. The accelerated amortization methodology aligns the amortization of customer relationship assets with the accelerated pattern of consumption of the expected benefits derived from customer relationships existing as of the date of the purchase.

The estimated useful life of the customer relationship intangible assets recorded in connection with the book purchased is 13.0 years.

Note 7: Commitments and Contingencies

In connection with the intangible asset purchased during 2010, the Company entered into an agreement with the sellers to pay consideration that is contingent on achieving certain financial performance measures on the one year anniversary of the purchase date. As of December 31, 2010, the Company recorded contingent consideration payable of $121,044 on its Statement of Financial Condition.

The fair value of contingent consideration was determined based on the Company's best estimate of the present value of the expected future earn-out payment. The Company's estimate of contingent consideration payable is based on a review of the acquired asset's value, expected commissions, and current market and economic conditions that may impact the contingent financial variables. The fair value is generally updated on, at minimum, a quarterly basis to reflect current market and operating conditions.

Note 8: Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 promulgated pursuant to the Act, which requires maintaining a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 8 to 1 for firms in business less than 12 months. Net capital and aggregate indebtedness changes day to day, but on December 31, 2010, the Company's net capital was $177,909, which was $152,127 in excess of its required net capital of $25,782, defined as the greater of $5,000 or $12^{1/2}$ percent of total aggregate indebtedness; and the Company's ratio of aggregate indebtedness to net capital was 1.16 to 1.

Note 9: Subsequent Events

In accordance with ASC 855, *Subsequent Events,* the Company evaluated subsequent events through February 22, 2011, the date through which our financial statements were issued, and has concluded that there are no events that require disclosure.

Hub International Investment Services Inc.

(A Wholly Owned Subsidiary of Hub International Limited)

Report Pursuant to Rule 17a-5(d)

Statement of Financial Condition

As of December 31, 2010

Available for Public Inspection

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)

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